UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-39088

Aesthetic Medical International Holdings Group Limited

1122 Nanshan Boulevard
Nanshan District, Shenzhen
Guangdong Province, China 518052
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Submission of Matters to a Vote of Security Holders.

The Registrant held its annual meeting of shareholders (the “Annual General Meeting”) on September 8, 2022 at 10 a.m. China Standard Time (which is September 7, 2022 at 10 p.m. Eastern Daylight Time) at 4th Floor, Shenzhen Pengai Aesthetic Medical Hospital, 1122 Nanshan Boulevard, Nanshan District, Shenzhen, Guangdong Province, P.R.C. Holders of 65,178,294 ordinary shares of the Registrant were present in person or by proxy at the annual meeting, representing approximately 69.2% of the total 94,179,740 outstanding ordinary shares and therefore constituting a quorum of no less than an aggregate of one-third of the total number of issued shares of the Company, present in person or by proxy at the Annual General Meeting and entitled to vote at the Annual General Meeting as of the record date of August 15, 2022. The final voting results for each matter submitted to a vote of shareholders at the Annual General Meeting are as follows. Capitalized terms herein and not otherwise defined are defined as set forth in the Proxy Statement dated August 2, 2022.

Ordinary Resolution Proposal No. 1:

Ratification of Appointment of Independent Registered Public Accounting Firm

The shareholders approved as an ordinary resolution the proposal to ratify the appointment of Union Power HK CPA Limited as the Company’s independent auditors for the fiscal year ending December 31, 2022. No broker non-votes are counted.

For	Against	Abstain
65,176,425	1,869	0

Ordinary Resolution Proposal No. 2:

Share Issuance Proposal

The shareholders approved as an ordinary resolution that the Company issue and allot 36,402,570 new Ordinary Shares to Jiechuang for the total consideration in USD that is equivalent of RMB 170 million subject to the fulfilment of the conditions in the Subscription Agreement. No broker non-votes are counted.

For	Against	Abstain
65,176,275	1,869	150

Ordinary Resolution Proposal No. 3:

Share Transfer Proposal

The shareholders approved the proposal as an ordinary resolution for the transfer of shares in the Company by certain of the existing shareholders of the Company to Wanda of an aggregate of 21,321,962 Ordinary Shares of the Company for the total consideration in USD that is equivalent of RMB 100 million, which include (i) 9,231,635 Ordinary Shares by Seefar, (ii) 8,869,610 Ordinary Shares by Jubilee, and (iii) 3,220,717 Ordinary Shares by Pengai in accordance to the Share Purchase Agreement. No broker non-votes are counted.

For	Against	Abstain
65,176,275	1,869	150

Ordinary Resolution Proposal No. 4:

Share Conversion/Adv Warrant Proposal

The shareholders approved the proposal as an ordinary resolution that the Company (i) issue and allot such number of new Ordinary Shares to ADV under the Note in accordance with the Cooperation Agreement, and (ii) issue and allot certain number of Ordinary Shares to ADV upon the exercise of and fulfilment of the terms of the ADV Warrant. No broker non-votes are counted.

For	Against	Abstain
65,176,275	1,869	150

Ordinary Resolution Proposal No. 5:

Seefar & Wanda Warrants Proposal

The shareholders approved the proposal as an ordinary resolution that the Company issue and allot 4,655,386 Ordinary Shares to Seefar and 6,423,983 Ordinary Shares to Wanda upon the exercise of and fulfilment of the terms of the Seafar & Wanda Warrants. No broker non-votes are counted.

For	Against	Abstain
65,176,275	1,869	150

Ordinary Resolution Proposal No. 6:

Ordinary Resolution Other Matters

The shareholders approved the proposal as an ordinary resolution to authorize any one director or officer of the Company to (if appropriate) update the register of members of the Company and make all required filings, if any, in relation to the above ordinary resolutions with the Registrar of Companies and the Company to perform, execute, acknowledge, and deliver or cause to be performed, executed, acknowledged, and delivered all such further and other acts, instruments, and assurances as may reasonably be required in relation to the above ordinary resolutions. No broker non-votes are counted.

For	Against	Abstain
65,176,275	1,869	150

Special Resolution Proposal No. 7:

Articles Amendments Proposal

The shareholders approved the proposal as a special resolution to amend the currently in effect fourth amended and restated articles of association of the Company. No broker non-votes are counted.

For	Against	Abstain
65,176,185	1,869	240

Special Resolution Proposal No. 8:

Special Resolution Other Matters

The shareholders approved the proposal as a special resolution to authorize any one director or officer of the Company to make all required filings, if any, in relation to the above special resolution with the Registrar of Companies and the Company to perform, execute, acknowledge, and deliver or cause to be performed, executed, acknowledged, and delivered all such further and other acts, instruments, and assurances as may reasonably be required in relation to the above special resolution. No broker non-votes are counted.

For	Against	Abstain
65,176,425	1,869	0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 8, 2022

Aesthetic Medical International Holdings Group Limited

By:	/s/ Guanhua Wu
Name:	Guanhua Wu
Title:	Chief Financial Officer

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